

April 26, 2012

<u>Via E-mail</u>
Mr. Michael J. Sewell
Chief Financial Officer, Senior Vice President and Treasurer
Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, Ohio 45014-5141

Re: Cincinnati Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 000-04604

Dear Mr. Sewell:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Executive Summary, page 38</u>

1. Please tell us why you refer to a mortgage and financial guaranty segment which does not appear to be reported in your financial statements.

<u>2012 Reinsurance Programs, page 98</u>

2. You disclose that, if the pool participants and reinsurers that participated in USAIG were unable to fulfill their financial obligations and all security collateral that supports the participants' obligations became worthless, you could be liable for an additional pool liability of $220 million and your financial position and results of operations could be materially affected. Please provide us further information regarding the terms of this arrangement that could cause you to be liable for this additional pool liability, your accounting treatment and an analysis of the accounting literature supporting your

treatment. In your response, also tell us the names of pool participants and reinsurers, their A.M. Best Ratings, the amounts owed by each participant and reinsurer and the amount of any disputed items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant